VEDDERPRICE

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2008 JUL 10 A 2: 46

July 9, 2008

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

08003714

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
JUL 14 2008
THOMSON REUTERS

Very truly yours,

Corey L. Zarse

7/11

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough

CHICAGO/#1653101.12

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Annual Return dated May 29, 2008
- Henderson Group plc – Return of Allotment of Shares dated May 30, 2008
- Henderson Group plc – Notification of Major Interests in Shares dated June 4, 2008
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated July 1, 2008

File No. 82-34758

BLUEPRINT OneWorld

363a

RECEIVED

2008 JUL 10 A 2:

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2072534

Company Name in full Henderson Group plc

Date of this return
The information in this return is made up to

Day		Month		Year			
2	9	0	5	2	0	0	8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office
Show here the address **at the date of this return.**

4 Broadgate

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: EC2M 2DA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services Plc, The Pavilions,

Bridgwater Road

Post town: Bristol

County / Region: UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Company type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

• Voluntary details.

Name

• Style / Title: Mr

Forename(s): Steven John

Surname: O'Brien

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address: 3 The Bennetts, Culverden Down

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Tunbridge Wells

County / Region: UK Postcode: TN4 9RX

Country:

Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	15 01 1946
Forename(s)	Gerald Paul
Surname	Aherne

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	95 Prince of Wales Mansions, Princes of Wales Drive		
Post town	London		
County / Region		UK Postcode	SW11 4BL
Country		**Nationality**	British
Business occupation	Fund Manager		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	12 05 1942
Forename(s)	Duncan George Robin
Surname	Ferguson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Clive Wood Farm, Clive		
Post town	Shrewsbury		
County / Region	Shropshire	UK Postcode	SY4 5PR
Country	England	**Nationality**	British
Business occupation	Actuary		

Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	0 8 0 1 1 9 6 0
Forename(s)	Nicholas Toby
Surname	Hiscock

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	49 Burlington Avenue
Post town	Kew
County / Region	Surrey
UK Postcode	TW9 4DG
Country	England
Nationality	English
Business occupation	Chartered Accountant

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	1 1 1 2 1 9 5 3
Forename(s)	Anthony Charles
Surname	Hotson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Aubrey House, Church Street, Wadenhoe
Post town	Peterborough
County / Region	
UK Postcode	PE8 5ST
Country	England
Nationality	British
Business occupation	Consultant

Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 3 0 1 1 9 4 8

Forename(s): Rupert Lascelles

Surname: Pennant-Rea

Address: 59, Cranmer Court, Whiteheads Grove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: England

UK Postcode: SW3 3HW

Country: United Kingdom

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title:

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 1 4 1 0 1 9 3 8

Forename(s): David John Seymour

Surname: Roques

Address: High Down, Cokes Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Chalfont St Giles

County / Region: Buckinghamshire

UK Postcode: HP8 4TQ

Country:

Nationality: British

Business occupation: Company Director

Company No 2072534

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	0 4 0 4 1 9 5 7
Forename(s)	Roger Philip
Surname	Yates
Address	10 Neville Street, South Kensington
Post town	London
County / Region	
UK Postcode	SW7 3AR
Country	England
Nationality	British
Business occupation	Managing Director

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

BLUEPRINT OneWorld

Company No 2072534

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	725,034,635	£90,629,329.38
Totals	725,034,635	90,629,329.38

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	X
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] DEPUTY Date 13/06/2008

† ~~director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Group plc - Schedule 5 - Subsidiary Undertakings as at 31 December 2007

Name	Country	Percentage Owned by Henderson Group plc
Advizas Limited	United Kingdom	100%
Bookey Isaacs & Co. Limited (in liquidation)	United Kingdom	100%
Guthrie Herrington & Company Limited (in liquidation)	United Kingdom	100%
Henderson (Buchanan Galleries) Limited	United Kingdom	100%
Henderson (Bull Ring) Limited	United Kingdom	100%
Henderson (Potteries) Limited (in liquidation)	United Kingdom	100%
Henderson Administration Limited	United Kingdom	100%
Henderson Administration Services Limited	United Kingdom	100%
Henderson Alternative Investment Advisor Limited	United Kingdom	100%
Henderson Asset Management Limited	United Kingdom	100%
Henderson Beteiligung Verwaltungs-GmbH	Germany	100%
Henderson BR Birmingham Limited	United Kingdom	100%
Henderson BRLP1 Limited	United Kingdom	100%
Henderson BRLP2 Limited	United Kingdom	100%
Henderson BRLP3 Limited	United Kingdom	100%
Henderson Buchanan plc	United Kingdom	100%
Henderson Enhanced Index (UK GP) Limited	United Kingdom	100%
Henderson Equity Partners (GP) Limited	United Kingdom	100%
Henderson Equity Partners Funds Limited	Jersey	100%
Henderson Equity Partners India Private Limited	India	100%
Henderson Equity Partners Jersey (GP) Limited	Jersey	100%
Henderson Equity Partners Limited	United Kingdom	100%
Henderson European Retail Property Fund Management s.a.r.l	Luxembourg	100%
Henderson Finances	United Kingdom	100%
Henderson Fund Management (Luxembourg) S.A.	Luxembourg	100%
Henderson Fund Management plc	United Kingdom	100%
Henderson Fund Management Stakeholder GP Limited (in liquidation)	United Kingdom	100%
Henderson Funds Management (Jersey) Limited	Jersey	100%
Henderson Global Investors (France) SAS	France	100%
Henderson Global Investors (Holdings) plc	United Kingdom	100%
Henderson Global Investors (Hong Kong) Limited	Hong Kong	100%
Henderson Global Investors (International Holdings) B.V.	Netherlands	100%
Henderson Global Investors (Ireland) Limited	Ireland	100%
Henderson Global Investors (Japan) KK	Japan	100%
Henderson Global Investors (Jersey) 2 Limited	Jersey	100%
Henderson Global Investors (Jersey) Limited	Jersey	100%
Henderson Global Investors (North America) Inc.	United States	100%
Henderson Global Investors (Singapore) Limited	Singapore	100%
Henderson Global Investors (Schweiz) AG	Switzerland	100%
Henderson Global Investors Asset Management Limited	United Kingdom	100%
Henderson Global Investors B.V.	Netherlands	100%
Henderson Global Investors Equity Planning Inc.	United States	100%
Henderson Global Investors GP IV LLC	United States	100%
Henderson Global Investors GP, LLC	United States	100%
Henderson Global Investors Immobilien Austria GmbH	Austria	65%
Henderson Global Investors Investment Holdings Pty Limited	Australia	100%
Henderson Global Investors Limited	United Kingdom	100%
Henderson Global Investors SGR Spa	Italy	100%
Henderson Holdings Limited	United Kingdom	100%

Henderson Group plc - Schedule 5 - Subsidiary Undertakings as at 31 December 2007

Henderson Indirect Property Fund (Europe) Management S.a.r.l	Luxembourg	100%
Henderson International Finance Limited	United Kingdom	100%
Henderson International Holdings Limited	Jersey	100%
Henderson International Inc.	United States	100%
Henderson Invest Limited (in liquidation)	United Kingdom	100%
Henderson Investment Funds Limited	United Kingdom	100%
Henderson Investment Management Limited	United Kingdom	100%
Henderson Investors Limited	United Kingdom	100%
Henderson Management SA	Luxembourg	100%
Henderson Matador LP General Partner Limited	United Kingdom	100%
Henderson Portfolio Managers Limited	United Kingdom	100%
Henderson Property Management (Jersey) Limited	Jersey	100%
Henderson Property Management (Luxembourg) No.1 S.a.r.l	Luxembourg	100%
Henderson Real Estate Strategy Limited	United Kingdom	100%
Henderson Secretarial Services Limited	United Kingdom	100%
Henderson Technology Ventures Limited (in liquidation)	United Kingdom	100%
Henderson Unit Trusts Limited	United Kingdom	100%
HEP (GP) Limited	United Kingdom	100%
HGP2 Limited	United Kingdom	100%
HGP3 Limited	United Kingdom	100%
HGP4 Limited	United Kingdom	100%
HGP5 Limited	United Kingdom	100%
HHG (VH) Limited	United Kingdom	100%
HHG European Holdings Limited (in liquidation)	United Kingdom	100%
HHG Finance Services Limited (in liquidation)	United Kingdom	100%
HHG International Holdings Limited (in liquidation)	United Kingdom	100%
HHG Invest PLC (in liquidation)	United Kingdom	100%
HHG Limited (in liquidation)	United Kingdom	100%
HPC Nominees Limited	United Kingdom	100%
LF Nominees Limited (in liquidation)	United Kingdom	100%
Michie European Holdings BV (in liquidation)	Netherlands	100%
Pacemaker Limited (in liquidation)	United Kingdom	100%
Tisdale Life Consultants Limited (in liquidation)	United Kingdom	100%
UKFP (Asia) HK Limited	Hong Kong	100%
UKFP (Asia) Holdings Limited	Cayman Islands	100%
UKFP (Asia) Limited	Hong Kong	100%
UKFP (Asia) Nominees Limited	Virgin Islands, British	100%
UKFP (Asia) Services Limited	Hong Kong	100%
UKFP Fraser Smith Limited (in liquidation)	United Kingdom	100%
UKFP Investment Management Limited (in liquidation)	United Kingdom	100%
UKFP Mortgage Services Limited (in liquidation)	United Kingdom	100%
UKFP Nominees Limited (in liquidation)	United Kingdom	100%
UKFP Offshore Services Limited (in liquidation)	United Kingdom	100%
UKLS Financial Planning Limited	United Kingdom	100%
UKLS Interactive (SA) (Pty) Ltd	South Africa	100%
UKLS Investment Services 2 Limited (in liquidation)	United Kingdom	100%
UKLS Investment Services Limited (in liquidation)	United Kingdom	100%
UKLS Investor 1 Limited (in liquidation)	United Kingdom	100%
UKLS Investor 2 Limited (in liquidation)	United Kingdom	100%
UKLS Investor 3 Limited	United Kingdom	100%
Uppercrest Limited (in liquidation)	United Kingdom	100%
Astor UK Limited (in liquidation)	Cayman Islands	100%
Henderson Entity One Limited (in liquidation)	United Kingdom	100%
Henderson Entity Two Limited (in liquidation)	United Kingdom	100%
Henderson Entity Three Limited (in liquidation)	United Kingdom	100%

Henderson Group plc - Schedule 5 - Subsidiary Undertakings as at 31 December 2007

HEP Infrastructure (GP) Limited	United Kingdom	100%
HEP Developments (GP) Limited	United Kingdom	100%
HEP Projects (GP) Limited	United Kingdom	100%
Henderson Global Investors (Australia) Limited	Australia	100%
Henderson Asia-Pacific Indirect Property Fund Management Sarl	Luxembourg	100%

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED
2008 JUL 10 A 2:-6

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 / 05 / 2008	

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	39,984		
Nominal value of each share	£0.125		
Amount (if any) paid or due on each share (*including any share premium*)	£1.2795		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.125 Ordinary	Number allotted: 39,984
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______ Date ______

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

Financial Services Authority

Henderson Group plc

4 June 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Initial Notification of shareholding under Transparency Directive	
3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	Barclays Global Investors Australia Ltd Gerrard Investment Management Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30 May 2008

6. Date on which issuer notified:	4 June 2008
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares of 10 pence each	43,090,861	43,090,861	43,208,004		43,208,004		6.00%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	% of voting rights
43,208,004	6.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Barclays Global Investors Australia Ltd Gerrard Investment Management Ltd

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 July 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during June 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 30 June 2008, Henderson Group plc's capital consisted of 725,121,381 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 720,121,381 on 30 June 2008.

The above figure, 720,121,381, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	427,929,426 At 31 May 2008 6,383,905 Net transfers 434,313,331 At 30 June 2008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during June 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
434,313,331	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	725,121,381	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 July 2008

(~~Director~~/ Company Secretary)

Print name: Steven O'Brien

== == == == ==

+ See chapter 19 for defined terms.